UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Inhibitex, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

45719T10 3

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive
Timonium, MD 21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Enterprise Associates 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA Partners 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Enterprise Associates 11, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA Partners 11, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NEA 11 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,993 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 130,993 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,380 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). C. Richard Kramlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Charles W. Newhall III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark W. Perry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45719T10 3

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,894,387 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,894,387 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,894,387 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1.              Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on June 14, 2004 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 19, 2004 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on November 6, 2009 (“Amendment No. 2”, and, together with the Original 13D and Amendment No. 1, the “Schedule 13D”), and relates to the Common Stock, $.001 par value (the “Common Stock”) of Inhibitex, Inc. (the “Issuer”) having its principal executive office at 9005 Westside Parkway, Alpharetta, Georgia 30009.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D, Amendment No. 1 or Amendment No. 2.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1 and Amendment No. 2, as the case may be.

Item 2.              Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is being filed by New Enterprise Associates 10, Limited Partnership (“NEA 10”); New Enterprise Associates 11, Limited Partnership (“NEA 11”); NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of NEA 10; NEA Partners 11, Limited Partnership (“NEA Partners 11”), which is the sole general partner of NEA 11; NEA 11 GP, LLC (the “GPLLC”), which is the sole general partner of NEA Partners 11; Michael James Barrett (“Barrett”), Peter J. Barris (“Barris”), C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”) and Scott D. Sandell (“Sandell”) (collectively referred to herein, as appropriate, as the “General Partners,” the “Managers” or the “General Partners and Managers”).  The General Partners are the individual general partners of NEA Partners 10.  The Managers are the individual managers of the GPLLC.  NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC and the General Partners and Managers are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC and Newhall is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

The principal business of NEA 10 and NEA 11 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 10 and NEA Partners 11 is to act as the general partner of NEA 10 and NEA 11, respectively.  The principal business of the GPLLC is to act as the general partner of NEA Partners 11.  The principal business of each of the General Partners and Managers is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses and to act as a manager of the GPLLC.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 10, NEA Partners 10, NEA 11 and NEA Partners 11 is a limited partnership organized under the laws of the State of Delaware.  The GPLLC is a limited liability company organized under the laws of the State of Delaware.  Each of the General Partners and the Managers is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

NEA 10 holds 6,898,294 shares of Common Stock (the “NEA 10 Common Shares”) and warrants to purchase 791,015 shares of Common Stock (the “NEA 10 Warrant Shares” and, together with the NEA 10 Common Shares, the “NEA 10 Shares”), which warrants are exercisable within 60 days.  Barrett is a member of the Issuer’s board of directors and is also a general partner of NEA Partners 10.

NEA 11 holds 1,941,407 shares of Common Stock (the “NEA 11 Common Shares”) and warrants to purchase 263,671 shares of Common Stock (the “NEA 11 Warrant Shares” and, together with the NEA 11 Common Shares, the “NEA 11 Shares”), which warrants are exercisable within 60 days.  Barrett is a member of the Issuer’s board of directors and is also a manager of the GPLLC.

Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On January 7, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Inta Acquisition Corporation, a Delaware corporation (“Merger Sub”) and the Issuer, pursuant to which Parent agreed to acquire the Issuer on the terms and subject to the conditions set forth in the Merger Agreement. For a more detailed description of the Merger Agreement, please see the Current Report on Form 8-K filed by the Issuer on January 10, 2012.

In connection with the parties’ entry into the Merger Agreement, NEA 10, NEA 11 and Barrett entered into a Tender and Support Agreement with Parent, Merger Sub, the Issuer and the other stockholders of the Issuer party thereto (the “Support Agreement”).  The Support Agreement provides that NEA 10, NEA 11 and Barrett (together with the other stockholders of the Issuer party thereto, the “Stockholder Parties”) shall, among other things, (i) tender all Common Stock beneficially owned by the Stockholder Parties to Merger Sub, (ii) vote all shares of Common Stock owned or thereafter acquired by the Stockholder Parties in favor of the adoption of the Merger Agreement, against any Takeover Proposal (as defined in the Merger Agreement), and otherwise in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) grant a proxy to Parent to vote all shares of Common Stock held by the Stockholder Parties at any meeting of the stockholders of the Issuer, (iv) not transfer any shares of Common Stock, warrants or stock options to purchase shares of Common Stock held by the Stockholder Parties; (v) exercise all warrants and/or vested stock options to purchase shares of Common Stock on a cashless basis in accordance with the terms and conditions set forth in the Support Agreement and (vi) take certain other actions and comply with certain other restrictions to support the merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreement.  The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a form of which is attached as Exhibit 5 hereto.

Except as set forth above, none of the Reporting Persons has any present plans, proposals, commitments, arrangements or understandings which relate to or would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
NEA 10 is the record owner of the NEA 10 Shares.  As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares.  As the individual general partners of NEA Partners 10, each of the General Partners may be deemed to own beneficially the NEA 10 Shares.

NEA 11 is the record owner of the NEA 11 Shares.  As the general partner of NEA 11, NEA Partners 11 may be deemed to own beneficially the NEA 11 Shares.  As the general partner of NEA Partners 11, the GPLLC may be deemed to own beneficially the NEA 11 Shares.  As individual managers of the GPLLC, each of the Managers may be deemed to own beneficially the NEA 11 Shares.

Barrett is the record owner of 60,992 shares of Common Stock (the “Barrett Common Shares”) and, as a director of the Issuer, has been granted options to purchase 70,001 shares of Common Stock exercisable within 60 days (the “Barrett Option Shares” and, together with the Barrett Common Shares, the “Barrett Shares”).  Accordingly, as of the date hereof, Barrett may be deemed to be the beneficial owner of the Barrett Shares for a total of an additional 130,993 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  With respect to each Reporting Person other than Barrett, such percentage is calculated based upon 79,348,168 shares deemed to be outstanding, which includes (a) 78,293,482 shares reported to be outstanding as of November 3, 2011 in the Issuer’s Form 10-Q filed on November 8, 2011 (the “10-Q Shares”), (b) the NEA 10 Warrant Shares and (c) the NEA 11 Warrant Shares.

With respect to Barrett, such percentage is calculated based upon 79,418,169 shares deemed to be outstanding, which includes (a) the 10-Q Shares, (b) the Barrett Option Shares, (c) the NEA 10 Warrant Shares and (d) the NEA 11 Warrant Shares.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the NEA 10 Shares, the NEA 11 Shares or the Barrett Shares beneficially owned by any of the Reporting Persons.

(e)	Eugene A. Trainor III has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The responses to Item 3 and 4 are incorporated herein by reference.

Each of NEA 10, NEA 11 and Barrett is a party to the Support Agreement dated January 7, 2012, a form of which is attached as Exhibit 5 hereto.

Item 7.             Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 5 – Form of Tender and Support Agreement dated January 7, 2012

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       January 10, 2012

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:	*
Charles W. Newhall III
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	*
Charles W. Newhall III
General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:                   *
Charles W. Newhall III
Manager

NEA 11 GP, LLC

By:                    *
Charles W. Newhall III
Manager

*
Michael James Barrett

*
Peter J. Barris

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Mark W. Perry

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Inhibitex, Inc.

EXECUTED this 10th day of January, 2012.

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:	*
Charles W. Newhall III
General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	*
Charles W. Newhall III
General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:	NEA PARTNERS 11, LIMITED PARTNERSHIP
General Partner

By:	NEA 11 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:	NEA 11 GP, LLC
General Partner

By:                    *
Charles W. Newhall III
Manager

NEA 11 GP, LLC

By:                    *
Charles W. Newhall III
Manager

*
Michael James Barrett

*
Peter J. Barris

*
C. Richard Kramlich

*
Charles W. Newhall III

*
Mark W. Perry

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Eugene A. Trainor III
Eugene A. Trainor III

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller